UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 26, 2023

LiquidPiston, Inc. (Exact name of issuer as specified in its charter)

Delaware	74-3126356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

LiquidPiston, 1292A Blue Hills Avenue, Bloomfield, CT, 06002

(Full mailing address of principal executive offices)

(860) 838 2677

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Change to Fiscal Year

On October 26, 2023, the Board of Directors of LiquidPiston, Inc. (the “Company) unanimously approved changing the Company’s fiscal year end from December 31 to September 30 as in the best interests of the Company and its stockholders, effective for the fiscal year ending on September 30, 2023.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUIDPISTON, INC.

By:	/s/ Alexander Shkolnik
Name:	Alexandar Shkolnik
Title:	Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date:	December 6, 2023

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